Treasury - Investor Relations Department

VENDEXKBB



03037749

SECURITIES AND EXCHANGE COMMISSION - **REGISTERED MAIL**
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

03 DEC -1 AM 7:21

Date	Telephone number	Fax number	Reference
19 November 2003	+31-20 - 5490 509	+31 20 6461 099	T03-150/gl

Subject: Rule 12g3-2 (b); File no. 82-4120.

Dear Madam/Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) therunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and document shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

Yours sincerely,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer – Investor Relations Officer,



Grace E. Lapré, secretary

SUPPL

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

Enclosures



PRESS RELEASE

VENDEX KBB

Amsterdam, October 30, 2003

Vendex KBB agrees long-term refinancing deal

Royal Vendex KBB will refinance its interest-bearing debt and existing credit lines (together circa € 1 billion) and convert it into credit facilities with longer periods to redemption. Approximately half the amount relates to long-term debt due to be redeemed in the current financial year and at the beginning of the next financial year.

More than its customary practice, the Group is making use of various sources of finance and is also including the short-term credit lines in the refinancing deal. This will have the effect of substantially strengthening the capital structure as well as improving the liquidity position. It is expected that financing costs on the average debt will increase from 5% to 6.3% on a yearly basis, excluding the one-off costs for the financing package (approximately € 16 million).

The works' councils of Vendex KBB involved have meanwhile advised positively on the refinancing.

The refinancing structure is as follows:

Bank loan of € 550 million
Agreement has been reached with ING Bank and Rabobank on a three-year corporate bank loan of € 550 million, which will include the short-term credit facilities. ING Bank and Rabobank will syndicate this loan to the market. The covenants regarding this loan are: EBITDA / net interest > 4 (fiscal year 2002/03: 6.9) and net interest-bearing debt / EBITDA < 3 (2002/03: 2.0).

Subordinated loan of € 200 million
The second part of the finance package is a subordinated loan of €200 million with a maturity of 4 years, provided by ING Bank and BNP Paribas. Vendex KBB plans to refinance this subordinated loan through a subordinated bond with a maturity of seven years, to be launched to the international capital markets.

Mortgage loan of € 250 million
Moreover an agreement has been reached with ING Real Estate Finance and Bouwfonds Property Finance (part of ABN AMRO) on a seven-year € 250 million mortgage loan. The mortgage will relate to circa half the real estate owned by the Vendex KBB group, specifically properties belonging to HEMA, V&D and Bijenkorf.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

PRESS RELEASE

VENDEX KBB

Amsterdam, October 31, 2003

HEMA introduces cash dispensers under its own name

HEMA is introducing cash dispensers in its stores under its own brand name, designed in the familiar HEMA style. Customers will be able during the store opening times, free of charge, to draw cash from the dispenser in the usual way using their bank pass. A six-months trial will be carried out in twenty outlets. If the trial is successful all the other eligible HEMA stores will be equipped with cash dispensers.

In placing cash dispensers in the stores under its own name HEMA is seeking to provide its customers with extra service. More and more people are finding it unpleasant to obtain cash from a machine outside in the street. It is safer and more comfortable indoors. The decision to place own in-store cash dispensers is dictated not only by considerations of safety and convenience. They can also be employed for other financial and commercial products and services.

V&D and Bijenkorf are also going to install new in-store cash dispensers. These will gradually replace their circa 65 existing in-store cash dispensers belonging to the banks. The aim is within a few years to have one or more such cash dispensers from which cash can be 'pinned' in all HEMA outlets in the Netherlands and in the branches of V&D and Bijenkorf. Together HEMA, V&D and Bijenkorf have some four hundred outlets in the Netherlands.

The introduction of own-name cash dispensers is taking place in close cooperation with Vendex KBB Cards & Financial Services (CFS), a Group company which was set up last year to develop and market financial products and services for various retail formats. For the introduction of cash dispensers Vendex KBB is working together with the British cash dispenser supplier De La Rue and Staalbankiers.

Public relations
Peter van Bakkum, Tel. + 31-20 - 5490 432

Investor relations
Marius Zomer, Tel. + 31-20 - 5490 509

PRESS RELEASE

VENDEXKBB

Amsterdam, November 12, 2003

Vendex KBB: higher turnover continues in third quarter

Most retail formats of Royal Vendex KBB turn out to be standing up reasonably well to the recession. In the third quarter of the financial year 2003/04 (August, September, October) net turnover of the continued activities amounted to € 1,159 million, which is 3.2% more than last year. Organic growth was 0.4%, with acquisitions adding 2.8% (DIY chain Leroy Merlin in Belgium). Over the first nine months of the current year turnover totalled € 3,306 million, 4.2% above the previous year's figure; excluding the effect of acquisitions the increase amounted to 0.9%.

The trend of Vendex KBB's turnover continues to outperform the non food retail market. Growth of turnover has been achieved in all quarters of the current year, whereas the official macro figures for the non-food retail sector in the Netherlands revealed a pronounced downward trend. According to official statistics (CBS) non-food retail sales were under severe pressure. In May the market fell by 6%, in June by 9.5% and July by 7.3%. In the fashion segment downturns of as much as 10% were recorded. The macro figures for August, September and October have not yet been published, but it may be assumed that the trend has not improved. As in July, retail sales in the non-food sector were hit by the exceptionally warm summer weather in August and the beginning of September.

NET TURNOVER CONTINUED ACTIVITIES THIRD QUARTER AND FIRST NINE MONTHS

(x € million)	Third quarter		+/– %	First nine months		+/– %
	2003/04	2002/03		2003/04	2002/03	
HEMA	250	241	+ 3.7	686	679	+ 1.0
V&D	218	223	– 2.2	601	619	– 2.9
Bijenkorf	125	118	+ 5.9	300	291	+ 3.1
Do-It-Yourself	308	269	+ 14.3	937	809	+ 15.8
Fashion	108	115	– 6.1	346	340	+ 1.8
Consumer Electronics	139	145	– 4.1	408	410	– 0.5
Other activities	11	12		28	26	
Total	**1,159**	**1,123**	+ **3.2**	**3,306**	**3,174**	+ **4.2**

HEMA

For HEMA the third quarter was the best of the current year so far. Turnover was up by 3.7%, a distinct advance compared with the first quarter (up 1.4%) and the second quarter (down 2.3%). Turnover showed some slight growth in the Netherlands (+5 stores) partly due to expansion, whereas in Belgium turnover received a sharp stimulus partly due to expansion (seven outlets more

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

than in the third quarter of last year). Up to and including the third quarter HEMA recorded 1% more turnover than last year.

V&D
V&D's turnover also showed a better trend than in the foregoing period. After the slight rise in the first quarter (up 0.5%) turnover fall sharply in the second quarter (down 7.2%). In the third quarter the fall in turnover remained limited (down 2.2%). In various product groups sales were up, particularly in women's and men's fashion, footwear and fashion accessories. Up to and including October V&D's turnover is nearly 3% lower than last year.

Bijenkorf
Bijenkorf's turnover was up 5.9% in the third quarter (first quarter: up 4.4%, second quarter: down 2.4%). The increase is almost entirely attributable to expansion (especially Maastricht store open since the end of August this year). Furthermore the Three Crazy Days sale held at the end of September was more successful than ever. After nine months Bijenkorf shows in the current year a turnover increase of over 3%.

DIY
DIY continued its positive development in a market under pressure. The turnover growth without the effect of acquisitions (the Belgian outlets of Leroy Merlin as of 1 July last) amounted in the third quarter to 3% (first quarter: up 3%; second quarter up 3.2%). All formats (Praxis and Formido in the Netherlands, Brico in Belgium) contributed to this growth. Over the first nine months turnover growth excluding acquisitions amounted to 3%; including acquisitions turnover was nearly 16% higher.

Fashion
After sales increases of 6.8% in the first quarter and 4.9% in the second quarter the Fashion group recorded a drop in turnover of 6.1% in the third quarter, in spite of expansion with a total of 54 stores. In all countries where the three formats of this group are active the market was under pressure. In the third quarter of the previous year the market showed the opposite development, which resulted at that time in a sales increase of more than 10%. The fall back in the third quarter of the current year had consequences in particular for the largest chain M&S, which, after the outstanding preceding quarters, experienced a marked downturn in turnover. Hunkemöller recorded a slightly lower turnover, mainly due to the development of turnover in the Benelux. In Germany Hunkemöller continued to perform well. In Denmark and France a sharp rise in turnover was realized as a result of expansion. Claudia Sträter's turnover was lower than in the previous year. Sales in the stores were on target, but the wholesale business showed a marked downturn. Up to and including the third quarter the Fashion group booked nearly 2% more turnover in the current year.

Consumer Electronics
The trend of turnover in Consumer Electronics remained highly diverse. The multi-media and computer formats Dixons and Dynabyte reported higher turnovers. The growth of Dynabyte in particular was spectacular. The turnover of It's, Modern Electronics and Prijstopper continued under pressure owing to the persistent malaise in the market for household appliance. As a result the quarterly turnover of the electronics group fell by circa 4% (first quarter: up 3.1%, second quarter equal). Over nine months the turnover is roughly at the same level as last year.

NET TURNOVER CONTINUED ACTIVITIES PER QUARTER

(x € million)	2002/03 I	2002/03 II	2002/03 III	2002/03 IV	2003/04 I	2003/04 II	2003/04 III
HEMA	221	217	241	254	224	212	250
V&D	201	195	223	237	202	181	218
Bijenkorf	90	83	118	129	94	81	125
Do-It-Yourself	231	309	269	257	294	335	308
Fashion	103	122	115	115	110	128	108
Consumer Electronics	127	138	145	179	131	138	139
Other activities	7	7	12	12	9	8	11
Total	**980**	**1,071**	**1,123**	**1,183**	**1,064**	**1,083**	**1,159**

NUMBER OF STORES *(at the end of the quarter)*

	2002/03 I	2002/03 II	2002/03 III	2002/03 IV	2003/04 I	2003/04 II	2003/04 III
	1,642	**1,645**	**1,662**	**1,673**	**1,689**	**1,714**	**1,751**

The sales figures have not been audited by the external auditors.

FINANCIAL AGENDA

Publication sales figures 4th quarter 2003/04	February 18, 2004
Publication annual figures 2003/04	April 6, 2004
Publication sales figures 1st quarter 2004/05	May 12, 2004
Annual General Meeting of Shareholders	May 12, 2004